[TOTAL S.A. Letterhead]

October 1, 2010

By EDGAR, “CORRESP” Designation

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TOTAL S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 1, 2010
File No. 1-10888

Dear Mr. Schwall:

Thank you for your letter dated September 28, 2010 setting forth the comments of the Staff of the Commission (the “Staff”) relating to the annual report on Form 20-F for the year ended December 31, 2009 filed April 1, 2010 of TOTAL S.A.

We are in the process of preparing our response to your comments. However, we will be unable to respond to your letter within ten business days as requested in the letter, due to the time and coordination required to respond to the comments in full. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments by November 5, 2010. We greatly appreciate your understanding.

If you have any questions relating to this matter, please feel free to call the undersigned at (011) (331) 4744-4802 or Krystian Czerniecki of Sullivan & Cromwell LLP at (011) (331) 7304-5880.

Very truly yours,

/s/ Alexandre Marchal
Alexandre Marchal
Director of Legal Affairs, Holding Company

Mr. H. Roger Schwall

Securities and Exchange Commission

cc:	John Cannarella

Mark Shannon

Ronald Winfrey

John Lucas

(Securities and Exchange Commission)

Andrew Zdrahal

(TOTAL S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)